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                                                                    Exhibit 99.3

                                  RISK FACTORS


You should consider the following material risk factors carefully before deciding to invest in Capital Bank Corporation securities. If any of the events described below occur, our business, financial condition, or results of operations could be materially adversely affected. In that event, the trading price of Capital Bank Corporation common stock may decline, in which case the value of your investment may decline as well.


Our Results Are Impacted By the Economic Conditions of Our Principal Operating Regions

Our operations are concentrated in Eastern and Piedmont North Carolina. As a result of this geographic concentration, our results may correlate to the economic conditions in these areas. A deterioration in economic conditions in any of these market areas, particularly in the industries on which these geographic areas depend, may adversely affect the quality of our loan portfolio and the demand for our products and services, and accordingly, our results of operations.


We Are Exposed To Risks In Connection With the Loans We Make

A significant source of risk for us arises from the possibility that losses will be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. We have underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for loan losses, that we believe are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our loan portfolio. Such policies and procedures, however, may not prevent unexpected losses that could adversely affect our results of operations.


We Compete With Larger Companies For Some Of The Same Business

The banking and financial services business in our market areas continues to be a competitive field and is becoming more competitive as a result of:
        o Changes in regulations;
        o Changes in technology and product delivery systems; and
        o The accelerating pace of consolidation among financial services providers.


We may not be able to compete effectively in our markets, and our results of operations could be adversely affected by the nature or pace of change in competition. We compete for loans, deposits and customers with various bank and nonbank financial services providers, many of which are larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services.


Our Trading Volume Has Been Low Compared With Larger Banks

The trading volume in Capital Bank Corporation's common stock on the Nasdaq National Market has been comparable to other similarly-sized banks. Nevertheless, this trading is relatively low when compared with more seasoned companies listed on the Nasdaq National Market or other consolidated reporting systems or stock exchanges. Thus, the market in Capital Bank Corporation's common stock may be limited in scope relative to other companies.


We Depend Heavily On Our Key Management Personnel

James A. Beck currently serves as Capital Bank Corporation's president and chief executive officer. Capital Bank Corporation depends heavily on the services of Mr. Beck, and a number of other key personnel. Even though Capital Bank Corporation carries a $2 million key man life

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                                                                    Exhibit 99.3

insurance policy on Mr. Beck, the loss of his services or of other key personnel after the merger could have a material adverse effect on Capital Bank Corporation's business, financial condition or results of operations.


Capital Bank Corporation's success depends in part on its ability to retain key executives and to attract and retain additional qualified management personnel who have experience both in sophisticated banking matters and in operating a small to mid-size bank. Competition for such personnel is strong in the banking industry and we may not be successful in attracting or retaining the personnel we require. We expect to effectively compete in this area by offering financial packages that include incentive-based compensation and the opportunity to join in the rewarding work of building a new bank.


Technological Advances Impact Our Business

 The banking industry is undergoing technological changes with frequent introductions of new technology-driven products and services. In addition to improving customer services, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Capital Bank Corporation's future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources than we do to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or successfully market such products and services to our customers.


Government Regulations May Prevent Or Impair Our Ability To Pay Dividends, Engage In Acquisitions Or Operate In Other Ways

Current and future legislation and the policies established by federal and state regulatory authorities will affect our operations. We are subject to supervision and periodic examination by the Federal Deposit Insurance Corporation and the North Carolina State Banking Commission. Banking regulations, designed primarily for the protection of depositors, may limit our growth and the return to you, our investors, by restricting certain of our activities, such as:
        o The payment of dividends to our shareholders;
        o Possible mergers with or acquisitions of or by other institutions;
        o Our desired investments;
        o Loans and interest rates on loans;
        o Interest rates paid on our deposits;
        o The possible expansion of our branch offices; and/or
        o Our ability to provide securities or trust services.

We also are subject to capitalization guidelines set forth in federal legislation, and could be subject to enforcement actions to the extent that we are found by regulatory examiners to be under capitalized. We cannot predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on our future business and earnings prospects. The cost of compliance with regulatory requirements may adversely affect our ability to operate profitably.

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                                                                    Exhibit 99.3

There Are Potential Risks Associated With Future Acquisitions

We intend to continue to explore expanding a branch system through selective acquisitions of existing banks or bank branches in the Research Triangle area and other North Carolina markets. We cannot say with any certainty that we will be able to consummate, or if consummated, successfully integrate, future acquisitions, or that we will not incur disruptions or unexpected expenses in integrating such acquisitions. In the ordinary course of business, we evaluate potential acquisitions that would bolster our ability to cater to the small business, individual and residential lending markets in North Carolina. In attempting to make such acquisitions, we anticipate competing with other financial institutions, many of which have greater financial and operational resources. In addition, since the consideration for an acquired bank or branch may involve cash, notes or the issuance of shares of common stock, existing shareholders could experience dilution in the value of their shares of Capital Bank Corporation common stock in connection with such acquisitions. Any given acquisition, if and when consummated, may adversely affect our results of operations or overall financial condition.

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